UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

Obagi Medical Products, Inc.

(Name of Subject Company)

Snow White Acquisition Corp.

and

Merz GmbH & Co. KGaA

(Names of Filing Persons — Offeror)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

67423R108

(CUSIP Number of Class of Securities)

Matthias Vogt

Chief Financial Officer

Merz GmbH & Co. KGaA

Eckenheimer Landstrasse 100

Frankfurt am Main 60318

Germany

+49 69-1503-0

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)

Copies to:

Keith A. Flaum, Esq.

James R. Griffin, Esq.

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood City, CA 94065

(650) 802-3000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$[ ]	$[ ]

*

Estimated for purposes of calculating the amount of filing fee only. This amount is based upon (a) an estimate of the maximum number of shares to be purchased pursuant to the Offer and (b) the price offered per share.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Tender Offer Statement on Schedule TO (this “Statement”) relates to a planned tender offer by Snow White Acquisition Corp. (“Purchaser”), a wholly owned indirect subsidiary of Merz GmbH & Co. KGaA (“Merz”), for all of the outstanding shares of common stock of Obagi Medical Products, Inc. (“Obagi”).

The tender offer for the outstanding shares of Obagi referenced in this Statement has not yet commenced.  This Statement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Obagi, nor is it a substitute for the tender offer materials that Merz and Purchaser will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer.  At the time the offer is commenced, Merz and Purchaser will file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and Obagi will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials and the Solicitation/Recommendation Statement will contain important information.  Holders of shares of Obagi are urged to read these documents when they become available because they will contain important information that holders of Obagi securities should consider before making any decision regarding tendering their securities.  The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Obagi at no expense to them.  The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov.  Free copies of these documents may also be obtained by mailing a request to the information agent for the tender offer, MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016; or by calling toll free at 1-800-322-2885.

Item 12. Exhibits.

99.1 Press Release dated April 2, 2013

2